SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(RULE 13D-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

HOME SOLUTIONS OF AMERICA, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

437355100

(CUSIP Number)

Christopher F. Schultz, Esq.

Porzio Bromberg & Newman, P.C.

156 West 56th Street

New York, NY 10019

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 18, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s. 240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 437355100	13D	Page 2 of 5 Pages

1.	Names of Reporting Persons Michael J. McGrath, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☐

3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,725,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,725,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,725,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 5.7%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 437355100	13D	Page 3 of 5 Pages

1.	Names of Reporting Persons Susan C. McGrath
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☐

3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,725,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,725,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,725,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 5.7%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 437355100	13D	Page 4 of 5 Pages

The following items are amendments to the information included in the Schedule 13D dated February 22, 2008 (“Prior Schedule 13D”), filed by Michael J. McGrath, Jr. (“Michael McGrath”) and Susan C. McGrath (“Susan McGrath”), a married couple (each, a “Reporting Person” and, collectively, the “Reporting Persons”), with respect to Home Solutions of America, Inc., a Delaware corporation (the “Issuer”). Certain capitalized terms used below and not defined have the meanings given them in the Prior Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND.

(c) The present principal occupation of Michael McGrath is president of US Mortgage Corp., whose address is 19-D Chapin Road, Pine Brook, New Jersey 07058. The present principal occupation of Susan McGrath is vice president of US Mortgage Corp., whose address is 19-D Chapin Road, Pine Brook, New Jersey 07058.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 of the Prior Schedule 13D is hereby amended and supplemented as follows:

At a March 18, 2008 meeting of the board of directors of the Issuer, Michael McGrath was elected as a director and chairman of the board of the Issuer.

Other than as described above and as previously described in the Prior Schedule 13D, neither Michael McGrath nor Susan McGrath has any current plans or proposals which relate to or would result in the types of transactions set forth in paragraphs (b) through (j) of the instructions for this Item 4. Michael McGrath and Susan McGrath may acquire or dispose of securities of the Issuer, depending on a variety of factors, including market conditions and their investment strategies.

CUSIP No. 437355100	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 26, 2008
(Date)

/s/ Michael J. McGrath, Jr.
(Signature)
Name:	Michael J. McGrath, Jr.

/s/ Susan C. McGrath
(Signature)
Name:	Susan C. McGrath